RICK'S CABARET INTERNATIONAL, INC.
                               10959 CUTTEN ROAD
                              HOUSTON, TEXAS 77066

                                 June 21, 2006

BY FAX:  202-772-9202

U.S. Securities and Exchange Commission
Office of Structured Finance and
     Transportation and Leisure
Attn: Letty G. Lynn
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE:  RICK'S CABARET INTERNATIONAL, INC.
          FORM  S-3  REGISTRATION  STATEMENT
          ----------------------------------
          (Commission File No. 333-135036)
          Filed on June 15, 2006

Dear Ms. Lynn:

     On behalf of Rick's Cabaret International, Inc. (the "Company"), I hereby request that the effectiveness of the Registration Statement referred to above be accelerated to 9:00 a.m., Eastern Standard Time on Friday, June 23, 2006, or as soon thereafter as practicable.

     The Company acknowledges the following:

          - Should the Commission or the staff, acting by delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action on the registration statement.
          - The action of the Commission or the staff, acting by delegated authority in declaring the registration statement effective, does not relieve the Company from its full responsibility for the accuracy of the registration statement's disclosure.
          - The Company may not assert the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective as a defense in an proceedings initiated by the Commission or any person under the United States' federal securities laws.

     If you have any questions or need any additional information, please contact me at your earliest convenience. I thank you in advance for your attention to this matter.

                                        Very truly yours,

                                        /s/ Eric Langan
                                        ---------------
                                        Eric  Langan
                                        President and Chief Executive Officer